Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated July 18, 2022, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares (as defined below) in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction, provided that the Company will comply with the requirements of Rule 13e-4(f)(8) promulgated under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). If the Company (as defined below) becomes aware of any such jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to the shareholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Company by the Dealer Manager (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash by

The ODP Corporation

of

Shares of its Common Stock for an Aggregate Purchase Price

of Not More Than $300,000,000

at a Purchase Price Not Less Than $31.50 Per Share

Nor Greater Than $36.00 Per Share

The ODP Corporation, a Delaware corporation (“ODP,” the “Company,” “we,” “our” or “us”), is offering to purchase for cash shares of its common stock, par value $0.01 per share (the “Shares”), at a price not less than $31.50 nor greater than $36.00 per Share, less applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated July 18, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”). The Company is offering to purchase Shares from shareholders of the Company having an aggregate purchase price of no more than $300,000,000 using cash on hand and existing financial resources, including borrowings under its revolver.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON AUGUST 12, 2022, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

The Offer is not conditioned upon any minimum number of Shares being tendered and is not subject to any financing condition. The Offer is, however, subject to other conditions.

The Company’s Board of Directors authorized the Offer, but none of the Board of Directors, the Company, the Depositary, the Dealer Manager, the Information Agent or any of our or their respective affiliates has made, and they are not making, any recommendation to the Company’s shareholders as to whether they should tender or refrain from tendering their Shares pursuant to the Offer. The Company has not authorized any person to make any such recommendation. Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and at what price. In doing so, shareholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal and the other information and material contained in or filed as exhibits to the Issuer Tender Offer Statement on Schedule TO-I for the Offer, including the purpose and effects of the Offer. Shareholders are urged to discuss their decision with their own tax advisor and financial advisor and/or broker.

In accordance with the instructions to the Letter of Transmittal, shareholders desiring to tender Shares may specify the price (in increments of $0.25) at which the Shares are being tendered.

After the Expiration Time, the Company will, on the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”), which will be not less than $31.50 and not more than $36.00 per Share, that it will pay for Shares validly tendered in the Offer and not validly withdrawn. The Purchase Price will be the lowest price per Share of not less than $31.50 and not more than $36.00 per Share that will enable the Company to purchase the maximum number of Shares validly tendered in the Offer and not validly withdrawn having an aggregate purchase price not exceeding $300,000,000, subject to our right to purchase additional Shares as described herein. Only Shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Offer. Shares validly tendered with a specified price that is greater than the Purchase Price will not be purchased. All Shares purchased pursuant to the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price. Because of the proration, “odd lot” priority and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if more than the number of Shares having an aggregate purchase price of $300,000,000 are validly tendered at or below the Purchase Price and not validly withdrawn.

As of July 13, 2022, the Company had 48,608,678 issued and outstanding Shares and 3,389,864 Shares (“Potential Shares”) reserved for issuance upon exercise of stock options (“Stock Options”) and vesting of restricted stock units (“RSUs”) and performance stock units (“PSUs”). At the minimum Purchase Price of  $31.50 per Share, the Company would purchase 9,523,809 Shares tendered in the Offer if the Offer is fully subscribed, which would represent 19.6% of the Company’s outstanding Shares as of July 13, 2022 (which excludes Potential Shares), or approximately 18.3% of the Company’s outstanding Shares as of July 13, 2022 (which includes Potential Shares). At the maximum Purchase Price of  $36.00 per Share, the Company would purchase 8,333,333 Shares tendered in the Offer if the Offer is fully subscribed, which would represent 17.1% of the Company’s outstanding Shares as of July 13, 2022 (which excludes Potential Shares), or approximately 16.0% of the Company’s outstanding Shares as of July 13, 2022 (which includes Potential Shares).

In addition, the Company may, if Shares valued at more than $300,000,000 are tendered in the Offer, accept for purchase at the Purchase Price pursuant to the Offer up to an additional 2% of its outstanding Shares without extending the Expiration Time.

HG Vora Capital Management LLC, which beneficially owns 10.3% of the Company’s outstanding Shares as of July 13, 2022, has advised the Company that, although no final decision has been made, it does not currently intend to tender Shares in the Offer. The Company’s directors and executives officers have informed the Company that they will not tender any of their Shares pursuant to the Offer. The Company is not aware of any affiliates that intend to tender their Shares in the Offer. As a result, the beneficial ownership of the Company’s non-tendering directors, executive officers and affiliates will increase as a percentage of the Company’s outstanding Shares following the consummation of the Offer.

If the terms and conditions of the Offer have been satisfied or waived and Shares having an aggregate purchase price of less than or equal to $300,000,000 are validly tendered and not validly withdrawn prior to the Expiration Time, the Company will buy all Shares validly tendered and not validly withdrawn at a price equal to the Purchase Price.

If the terms and conditions of the Offer have been satisfied or waived and Shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an aggregate purchase price of more than $300,000,000, the Company will purchase Shares in the following order of priority:

•

First, from all holders of “odd lots” (persons who own fewer than 100 Shares) who validly tender all of their Shares at or below the Purchase Price and do not validly withdraw them prior to the Expiration Time (for the avoidance of doubt, tenders of less than all of the Shares owned by an “odd lot” holder will not qualify for this preference);

•

Second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, on a pro rata basis from all other shareholders who validly tender Shares at or below the Purchase Price and do not validly withdraw them before the expiration of the Offer (however, because of the difficulty in determining the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn, and because of the conditional tender procedure described in Section 6 of the Offer to Purchase, we do not expect that we will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until at least three business days after the Expiration Time, assuming that Shares are tendered by use of the procedures for guaranteed delivery); and

•

Third, if necessary to permit the Company to purchase Shares having an aggregate purchase price of $300,000,000 (or such greater amount as we may elect to purchase, subject to applicable law), from holders who have tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, holders whose Shares are conditionally tendered must have validly tendered all of their Shares and not validly withdrawn them prior to the Expiration Time.

If any validly tendered Shares are not purchased pursuant to the Offer or are validly withdrawn before the Expiration Time, or if less than all Shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased Shares will be returned promptly after the expiration or termination of the Offer or the valid withdrawal of the Shares, as applicable, or, in the case of Shares validly tendered by book-entry transfer, the Shares will be credited to the appropriate account maintained by the tendering shareholder, in each case without expense to the shareholder.

Shareholders wishing to tender their Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Shareholders wishing to tender their Shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Time, or who are unable to make delivery of all required documents to the Depositary prior to the Expiration Time, may tender their Shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

The proration period is the period for accepting Shares on a pro rata basis in the event that the Offer is oversubscribed. The proration period will expire at the Expiration Time. If proration of tendered Shares is required, we will determine the proration factor promptly following the Expiration Time.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are validly tendered at or below the Purchase Price and not validly withdrawn, only when, as and if the Company gives oral or written notice to Computershare, Inc. and its wholly owned subsidiary Computershare Trust Company, N.A. (the “Depositary”) of its acceptance of the Shares for payment pursuant to the Offer.

On the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the Purchase Price per Share for all of the Shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, but only after timely receipt by the Depositary of (1) certificates for Shares, or a timely book-entry confirmation of the deposit of Shares into the Depositary’s account at DTC (as defined in the Offer to Purchase), (2) a properly completed and duly executed Letter of Transmittal including any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and (3) any other required documents.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the conditions to the Offer set forth in Section 7 of the Offer to Purchase have occurred or are deemed by the Company to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled Expiration Time. In the event of an extension, the term “Expiration Time” will refer to the latest time and date at which the Offer, as extended by the Company, will expire. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares.

The Company also expressly reserves the right, in its sole discretion, to amend the Offer in any respect. We may also, terminate the Offer and reject for payment and not pay for any Shares not theretofore accepted for payment or paid for by giving oral or written notice of such termination to the Depositary and making a public announcement of such termination. The Company further expressly reserves the right (1) to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or (2) to postpone payment for Shares, in each case, upon the failure to satisfy any of the conditions to the Offer specified in Section 7 of the Offer to Purchase, by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. The Company’s reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1 under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, New York City time, at the end of the day on September 13, 2022, the 40th business day after the commencement of the Offer, unless accepted for payment as provided in this Offer to Purchase. For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received in a timely manner by the Depositary at its address set forth on the back cover page of the Offer to Purchase, and the notice must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. A shareholder who has tendered Shares at more than one price must complete a separate notice of withdrawal for Shares tendered at each price. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution) must be submitted prior to the release of such shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and, if applicable, the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

The Company will determine all questions as to the form and validity (including time of receipt) of any notice of withdrawal. The Company also reserves the right to waive any defect or irregularity in the withdrawal of Shares by any shareholder. None of the Company, the Dealer Manager, the Information Agent, the Depositary, any of their respective affiliates or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

Generally, United States shareholders will be subject to United States federal income taxation when they receive cash from the Company in exchange for the Shares they tender. Their receipt of cash for tendered Shares will generally be treated as either (1) consideration received in a sale or exchange or (2) a distribution with respect to such Shares. Any shareholder that is a Non-United States Holder (as defined in Section 15 of the Offer to Purchase) may be subject to United States federal withholding taxes on the gross amount payable to such shareholder in the circumstances described in Sections 3 and 15 of the Offer to Purchase. All shareholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their own tax advisors regarding the tax consequences of the Offer.

The Offer to Purchase and the Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Please direct any questions or requests for assistance to MacKenzie Partners, Inc. (the “Information Agent”) or J.P. Morgan Securities LLC (the “Dealer Manager”) at their respective telephone numbers and addresses set forth below. Please direct requests for copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to shareholders additional copies of these materials at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500

or

Call Toll-Free: (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

J.P. Morgan Securities LLC

383 Madison Ave, 6th Floor

New York, New York 10179

Toll-Free: (877) 371-5947

July 18, 2022